

October 25, 2021

BY EMAIL

Jeffrey Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 West Fourth Street
Winston-Salem, NC 27101

     Re: Connors Funds
            Registration Statement on Form N-1A
            <u>File Nos. 333-259791 and 811-23742</u>

Dear Mr. Skinner:

On September 24, 2021, the Connors Funds filed an initial registration statement on Form N-1A under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the filing and have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

1. We note that portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

3. Please confirm whether a party other than the Fund's sponsor or one of its affiliates is providing the Fund's initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Facing Sheet

4. The box checked for "as soon as practicable …." should be in response to a heading titled "Approximate Date of Proposed Public Offering." Please also add caption "Title of Securities Being Registered" and add appropriate response. *See* instruction at the bottom of Form N-1A facing sheet.

Risk/Return Summary (page 3)

5. The staff recommends that, for clarity, the heading be revised as "Fund Summary."

    Fees and Expenses (page 3)

6. Under "Fees and Expenses," for the line item "Less Management Fee Reductions …," please delete "Less." See Instruction 3(e) to Item 3.

7. Under "Fees and Expenses," please confirm that the fee waiver discussed in footnote 2 will terminate at least 1 year after the effective date of the registration statement.

    The last sentence of footnote 2 is incomplete. Please revise.

8. In the narrative preceding the Example, please delete the latter part of the third sentence beginning with "the operating expenses of the fund" and in its place insert disclosure that the waiver is only reflected in the first year of each example shown below.

    Principal Investment Strategies (page 4)

9. The first sentence of the second paragraph refers to "other securities." Please specify what other securities are being referenced and also add corresponding principal risk disclosure as needed.

10. Please briefly describe each of the characteristics identified in the third sentence of the second paragraph: "fundamental quality, strong profitability, and proven management teams."

11. The last sentence of the second paragraph states the Adviser may determine to sell an equity security if, among other reasons, there has been an alteration of the Adviser's initial investment thesis. Please clarify what this means, for example, does it mean if the adviser decides to change the way it implements the Fund's investment strategy?

12. In first paragraph on page 5, please explain in detail what options are, how call options work, and how the fund will implement its call option strategy. Please also explain in plain English how call options hedge a decline in the value of the fund's expected securities holdings.

    In the last sentence, please also explain in plain English what the terms "put options" and "put spreads" mean and also specify what kind of "broad-based securities indexes" are being referred to, *i.e.*, large and/or mid-cap indexes.

Principal Risks (page 5)

13. The disclosure in Active Management Risk states that the Fund could underperform its benchmark index. However, there is no benchmark index identified in the principal

investment strategies. Please either update the strategies section or delete this reference to it under principal risks.

14. We note that the principal risks appear in alphabetical order except for the last one. Please confirm the Fund has organized the risks to prioritize those that are most likely to adversely affect the Fund's net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. *See*, ADI 2019-08, Improving Principal Risks Disclosure.

15. As part of Options Risk, please also explain the concept of being out-of-the money and explain how an option can become worthless. Please also disclose the risk that there is no guarantee that a market will exist for buying or selling options and also describe the risk related to the speculative nature of options.

   The staff also suggests adding Counterparty Risk.

16. Note typo in last sentence of "Portfolio Turnover Risk."

Performance Summary (page 7)

17. Please supplementally identify the broad-based index against which performance will be measured. See, Instruction 2 to Item 4 of Form N-1A.

Management of the Fund (page7)

18. Disclose that Messrs. Cagliola and Hahn are primarily and jointly responsible for the day-to-day management of the Fund and provide a month and year in lieu of "Since inception of the Fund."

<u>Additional Information Regarding the Fund's Investment Objective, Investment Strategies and Related Risks (page 9)</u>

19. Revise latter portion of heading as "Principal Investment Strategies and Principal Risks" and also reflect this change in the applicable ensuing subheadings.

20. With respect to the 80% investment policy in first paragraph under "Investment Strategies," please disclose as applicable the Board's right to change the 80% policy without shareholder approval subject to at least 60 days' prior written notice to shareholders.

21. Provide add the substance of the first paragraph on page 10 to the summary of principal investment strategies as well as applicable related risks.

22. Please add "Money Market Funds" risk appearing on page 14 to the summary of principal risks.

Fund Management (page 14)

23. Please disclose in this section that the Adviser's duties are subject to the Board's oversight or authority. Please also consider providing the value of assets under the Adviser's management.

24. In the fourth sentence of the first paragraph, specify what kind of services the Adviser is providing and also note the typo in last clause of the sentence.

25. In first sentence under "Portfolio Managers" on page 15, please revise as "primary and joint responsibility," if accurate.

Related Performance of Adviser (page 17)

26. Please delete the last sentence of the first paragraph.

27. Please confirm that there are no other accounts that are substantially similar to the Fund and are managed by the Adviser for purposes of calculating prior performance other than the Account.

28. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

How to Buy Shares (page 19)

29. Please disclose the minimum amounts required Under "Subsequent Investments" on page 21. *See* Item 11(b).

30. In the fifth sentence of the first paragraph, under "Frequent Trading Policies" on page 23, please expand on the circumstances under which purchase orders may be rejected and what privileges would be temporarily or permanently revoked. *See* Item 11(e)(4)(iii).

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Fundamental Restrictions (page 21)

31. Restriction 1 (issue senior securities) and 3 (act as underwriter) use the following language: "as permitted under the 1940 Act" and "as interpreted or modified by regulatory authority having jurisdiction, from time to time." Please provide further disclosure after the investment restriction regarding each investment limitation so an investor fully understands the exact limitations (*see, e.g.,* the disclosure regarding borrowings and making loans that follows the fundamental restrictions).

Trustees and Officers Table (page 26)

32. In the first column, the caption and related disclosure should be "Age" instead of Year of Birth."

Trustees Ownership of Fund Shares and Other Interests (page 29)

33. Provide information in table format. See Item 17(b)(4).

Proxy Voting Policies and Procedures (page 37)

34. Reconcile reference to Appendices B and C with Appendix A and the table of contents.

Portfolio Holdings Disclosure Policy (page 38)

35. In the fifth paragraph, identify each applicable third party provider and confirm each is subject to a duty of confidentiality and to not trade on non-public information.

    In the sixth paragraph, confirm and disclose that any other third parties are subject to a duty of confidentiality and to not trade on non-public information.

36. Pursuant to Item 16(f)(1)(vi) and (vii), disclose procedures used to ensure disclosure in best interest of shareholders, to address conflicts, and the manner in which Board exercises oversight.

PART C

37. Please include 1933 Act file numbers and hyperlinks to each exhibit, and any other information incorporated by reference into the registration statement. *See* Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act.

38. With respect to Item 28, Exhibit (a)(2), Agreement and Declaration of Trust, please note the following regarding the provisions under Article VIII, Section 2, Derivative Actions.

    Please disclose the substance of Sections 2(a)(iii) and 2(b) in an appropriate location in the prospectus. Section 2(a)(iii) is a requirement that for derivative actions to take place, the complaining shareholder must first submit a written demand to the Board. Section 2(b) speaks to the timing of Board consideration of such a written demand.

    Please revise Section 2(a)(iv) (need a majority ownership of shareholders to join action) to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

39. Please clarify response to Item 31, *i.e.,* what document/information is being incorporated by reference.

40. Provide undertaking required by Item 35.

* * *

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact me at (202) 551-6767 or ohm@sec.gov if you have any questions.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Disclosure Review and Accounting Office

cc: Andrea Ottomanelli Magovern, Assistant Director
        Sumeera Younis, Branch Chief